Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2018 of PolyMet Mining Corp. of our report dated March 28, 2019, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-

192208) of PolyMet Mining Corp. of our report dated March 28, 2019 referred to above. We also consent to the reference to us under the heading “Interest of Experts”, which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/PricewaterhouseCoopers LLP Chartered Professional Accountants

Vancouver, British Columbia, Canada

March 28, 2019